3 Rivers Outdoor Co.

Profit and Loss Comparison

January-December, 2024

	TOTAL	
	Jan 1 - Dec 31 2024	Jan 1 - Dec 31 2023 (PY)
Income		
4000 Sales	$0.00	
4005 Event Income	26,019.21	23,054.15
4010 Footwear Sales	105,159.21	111,578.59
4015 Hard Goods Sales	220,765.72	220,997.04
4020 Paddlesports Sales	43,472.67	57,632.04
4030 Rental Sales	36,918.49	31,806.55
4035 Snow Sports	7,097.83	11,876.65
4040 Soft Goods Sales	174,639.54	193,134.85
4045 Unassigned Sales	0.00	0.00
4050 Used Gear Sales	84,822.70	90,917.93
4055 Vendor Consignment Sales	10,545.48	13,798.19
4060 Online Sales		0.00
4065 Shipping Income	1,410.59	
4070 Expired Gift Cards	1,726.36	
4800 Refunds	-30,151.00	-37,813.66
4900 Discounts	-36,824.09	-40,497.44
yGift Cards Sold / (Used)		0.00
Total for 4000 Sales	**$645,602.71**	**$676,484.89**
4999 Unapplied Cash Payment Income		0.00
Total Income	**$645,602.71**	**$676,484.89**
Cost of Goods Sold		
5000 Cost of Goods Sold		
5005 Event Expenses	17,206.08	9,234.96
5010 Footwear	52,023.40	55,605.93
5015 Hard Goods	122,564.58	124,435.15
5020 Paddlesports	34,132.00	38,811.33
5030 Rentals	2,216.20	0.00
5035 Snow Sports	3,772.89	6,197.70
5040 Soft Goods	81,122.98	94,503.40
5045 Unassigned		52.80
5050 Used Gear	47,583.84	49,199.19
5055 Vendor Consignment	7,924.92	8,169.43
5060 Damaged Goods	862.86	0.00
5099 Inventory Count Adjustment	12.50	0.00
Total for 5000 Cost of Goods Sold	**$369,422.25**	**$386,209.89**
5100 Shipping/Freight Costs (Inventory)	14,155.49	15,027.60
5200 Vendor Discounts	-2,766.21	-1,577.23
5300 Inventory Shrinkage & Count Adjustments	143.16	
Total Cost of Goods Sold	**$380,954.69**	**$399,660.26**
Gross Profit	**$264,648.02**	**$276,824.63**

3 Rivers Outdoor Co.

Profit and Loss Comparison

January-December, 2024

	TOTAL	
	Jan 1 - Dec 31 2024	Jan 1 - Dec 31 2023 (PY)
Expenses		
6000 Marketing		
6001 Advertising	646.03	4,650.66
6004 Marketing	2,604.66	
6005 Printing	623.82	34.55
6006 Sponsorship	463.50	11.23
Total for 6000 Marketing	**$4,338.01**	**$4,696.44**
6015 Bank Charges & Fees	693.06	1,457.34
6020 Cash Over/Short	109.20	0.00
6025 Charitable Contributions	334.38	185.10
6030 Contractors	2,250.00	
6035 Depreciation Expense	8,311.00	10,434.00
6040 Dues & subscriptions		
6041 Associations	120.00	
6042 Software	13,149.12	14,926.98
6043 Staffing	2,223.08	3,023.31
Total for 6040 Dues & subscriptions	**$15,492.20**	**$17,950.29**
6050 E-Commerce / Web		
6052 Software (Ecomm & Web)		828.00
Total for 6050 E-Commerce / Web		**$828.00**
6070 Insurance	8,489.54	9,249.77
6080 Interest Expense		
6081 Credit Card Interest	15,549.08	12,138.52
6082 Honeycomb, Key & SBA Interest	16,840.06	12,250.46
6083 Private Lender Interest	2,035.55	2,337.17
6084 Vendor Late Payment Interest	38.68	
Total for 6080 Interest Expense	**$34,463.37**	**$26,726.15**
6090 Legal & Professional Services		
6091 Accounting	2,344.00	2,612.00
6092 Bookkeeping	7,700.00	12,450.00
6093 Consulting	5,092.50	8,940.00
6094 Legal	4,454.83	302.50
Total for 6090 Legal & Professional Services	**$19,591.33**	**$24,304.50**
6100 Meals & Entertainment	597.87	1,571.17
6110 Merchant Fees	17,149.61	18,316.78
6115 PayPal Fees	454.94	289.82
6120 Rent & Lease		
6121 ARP Leasing Fee (6% of Sales)	2,069.88	1,935.82
6212 Store Rent	36,000.00	50,800.00
Total for 6120 Rent & Lease	**$38,069.88**	**$52,735.82**

3 Rivers Outdoor Co.

Profit and Loss Comparison

January-December, 2024

	TOTAL	
	Jan 1 - Dec 31 2024	Jan 1 - Dec 31 2023 (PY)
6130 Repairs & Maintenance		
6132 Store Maintenance & Repairs	140.79	542.78
6133 Store Equipment	50.00	903.90
Total for 6130 Repairs & Maintenance	**$190.79**	**$1,446.68**
6140 Shipping/Postage (Non-Inventory)	1,891.49	835.76
6145 Store Supplies	3,000.26	9,118.22
6150 Taxes & Licenses	100.00	605.00
6160 Travel	$2,602.96	$7,408.09
6161 Grassroots Reimbursement	-4,895.55	-5,263.17
Total for 6160 Travel	**-$2,292.59**	**$2,144.92**
6170 Utilities		
6171 Electric	4,801.81	4,260.87
6172 Internet / Telephone	5,363.85	4,803.87
6173 Recycling	655.34	511.43
6174 Security System	264.00	300.00
Total for 6170 Utilities	**$11,085.00**	**$9,876.17**
6200 Wages & Salaries	$126,720.67	$175,368.49
6201 Employee Gifts	599.87	286.75
6202 Employee Reimbursements (untaxed)	550.00	1,132.00
6203 Employer Taxes	11,493.44	16,131.62
Total for 6200 Wages & Salaries	**$139,363.98**	**$192,918.86**
6999 Unapplied Cash Bill Payment Expense	-2,980.00	0.00
Total Expenses	**$300,703.32**	**$385,690.79**
Net Operating Income	**-$36,055.30**	**-$108,866.16**
Other Income		
7005 Cash Back Rewards	592.49	
7010 Credit Card Rewards	1,171.41	1,971.29
7025 Interest Earned		0.15
7028 Investment Income		1,242.95
7050 Sales Tax Early Payment Discount	228.81	296.91
7060 ERC Refund	13,570.96	
Total Other Income	**$15,563.67**	**$3,511.30**
Other Expenses		
Amortization Expense	2,507.00	1,365.00
Total Other Expenses	**$2,507.00**	**$1,365.00**
Net Other Income	**$13,056.67**	**$2,146.30**
Net Income	**-$22,998.63**	**-$106,719.86**